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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                              OR 15D-17 THEREUNDER

                              GENZYME CORPORATION
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                 (Exact name of issuer as specified in charter)

               One Kendall Square, Cambridge, Massachusetts 02139
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                    (Address of principal executive offices)

Issuer's telephone number, including area code: (617) 252-7500
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change(increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security: General Division Common Stock, $0.01 par value per share
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2.  Number of shares outstanding before the change: 28,452,617 shares
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3.  Number of shares outstanding after the change: 31,327,617 shares
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4.  Effective date of change: October 18, 1995
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5.  Method of change:  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc):  Public Offering
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Give brief description of transaction: On October 18, 1995, Genzyme Corporation
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issued 2,875,000 shares of its General Division Common Stock in a public
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offering registered under the Securities Act of 1933, as amended.
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                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change:
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2.  Name after change:
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3.  Effective date of charter amendment changing name:
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4.  Date of shareholder approval of change, if required:
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Date: October 19, 1995                /s/ David J. McLachlan
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                                      David J. McLachlan, Senior Vice President,
                                      Finance and Chief Financial Officer